Craft Capital Management LLC

377 Oak St #402,

Garden City, NY 11530

EF Hutton LLC

590 Madison Ave 39th floor,

New York, NY 10022

As representatives of the prospective underwriters

October 28, 2024

VIA EDGAR

Division of Corporation Finance

Office of Industrial Application and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Aduro Clean Technologies Inc. (the "Company")
 Registration Statement on Form F-1, as amended (File No. 333-280955)
 Request for Acceleration of Effectiveness

Ladies and Gentlemen:

We hereby join the Company's request for acceleration of the above-referenced Registration Statements, requesting effectiveness for 4:00 p.m., Eastern Time, on Tuesday, October 29, 2024, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that copies of the proposed form of the preliminary prospectus have been distributed and will continue to be distributed to prospective underwriters, dealers, institutional investors, and others who are reasonably anticipated to participate in the distribution of the securities, as deemed necessary to ensure adequate distribution of the preliminary prospectus.

We have been advised by the prospective underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

As representatives of the prospective underwriters

Craft Capital Management LLC

By:	/s/ Stephen Kiront
Name: Stephen Kiront
Title: Chief Operating Officer

EF Hutton LLC

By:	/s/ Philip Wiederlight
Name: Philip Wiederlight
Title: Chief Operating Officer

[Signature Page to Underwriter Acceleration Request]